NO ACT

DC
PE
3-5-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08045118

Received SEC

MAR 27 2008

Washington, DC 20549

March 27, 2008

Alan L. Dye
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/27/2008

Re: Schering-Plough Corporation
Incoming letter dated March 5, 2008

Dear Mr. Dye:

This is in response to your letters dated March 5, 2008 and March 11, 2008 concerning the shareholder proposal submitted to Schering-Plough by Charles Miller. We also have received letters on the proponent's behalf dated March 7, 2008, March 9, 2008, March 10, 2008, March 11, 2008, March 21, 2008, March 23, 2008, and March 24, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14a-8(i)(2)
Rule 14a-8(i)(6)

March 5, 2008

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Schering-Plough Corporation – Shareholder Proposal Submitted by Charles Miller

Ladies and Gentlemen:

On behalf of Schering-Plough Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2008 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Charles Miller, with John Chevedden acting as his proxy (together, the "Proponent"). We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2008 proxy materials in reliance on Rules 14a-8(i)(2) and (i)(6).

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence received from the Proponent, are attached as Exhibit 1.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibits. Copies of this letter and the exhibits are also being provided simultaneously to the Proponent.

The Company currently intends to file definitive copies of the proxy materials with the Commission on or about April 18, 2008.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others."

REASONS FOR EXCLUSION

A. Rule 14a-8(i)(2) – The Proposal, if Implemented, Would Cause the Company to Violate State Law

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under the laws of the State of New Jersey. As more fully described in the opinion of the New Jersey law firm of McCarter & English, LLP, attached as Exhibit 2, implementation of the Proposal would cause the Company to violate the New Jersey Business Corporation Act (the "Act").

The Proposal requests that the Company's board of directors "adopt cumulative voting." Section 14A:5-24 of the Act allows shareholders to cumulate votes for directors only if cumulative voting is provided for in the certificate of incorporation. The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") currently does not provide for cumulative voting. Accordingly, for the Company to adopt cumulative voting, an amendment to the Certificate of Incorporation would be required.

As more fully discussed in the attached opinion of McCarter & English, Section 14A:9-2 of the Act provides that certain amendments to a corporation's certificate of incorporation (including an amendment of the type that would be necessary to implement the Proposal) require action by the company's board of directors and the company's shareholders. As a result, the Company's Board of Directors is prohibited by New Jersey law from unilaterally adopting an amendment to the Certificate of Incorporation to implement cumulative voting. Because an amendment to the Certificate of Incorporation is necessary to implement the Proposal, and because it is outside of the power of the Company's Board of Directors to effect such an amendment unilaterally, implementation of the Proposal would require the Company to violate New Jersey law.

The staff has permitted exclusion under Rule 14a-8(i)(2) of similar proposals seeking implementation of cumulative voting in a manner that violates applicable state law. See *Time Warner Inc.* (February 26, 2008) (permitting exclusion of proposal seeking board adoption of cumulative voting that would violate Delaware law), *PG&E Corp.* (February 25, 2008) (permitting exclusion of proposal seeking board adoption of cumulative voting that would violate California law) and *Noble Corp.* (January 19, 2007) (permitting exclusion of proposal seeking revisions to the company's articles of association that would violate Cayman Islands law).

For these reasons, the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(2).

B. Rule 14a-8(i)(6) – The Company's Board of Directors Lacks the Power to Implement the Proposal

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company would lack the power or authority to implement the proposal. As discussed above and in the attached opinion of McCarter & English, the Proposal requests that the Company's Board of Directors to take action that is beyond its power under New Jersey law. The Company's Board of Directors is not permitted under New Jersey law to unilaterally adopt an amendment to the Certificate of Incorporation to implement cumulative voting. Accordingly, the Company lacks the power to implement the Proposal.

The staff on numerous occasions has permitted exclusion under Rule 14a-8(i)(6) of similar proposals seeking action that is contrary to state law. See *PG&E Corp.* (February 25, 2008) (permitting exclusion of proposal that would violate California law), *AT&T, Inc.* (February 19, 2008) (permitting exclusion of proposal that would violate Delaware law) and *Noble Corp* (January 19, 2007) (permitting exclusion of proposal that would violate Cayman Islands law).

For these reasons, the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(6).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8 (i)(2) and (i)(6). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910 and to the Proponent at (310) 371-7872. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: John Chevedden
Charles Miller
Grace Lee
Schering-Plough Corporation
Susan Ellen Wolf
Schering-Plough Corporation

Enclosures

Exhibit 1

Copy of the Proposal and Correspondence

Charles Miller
23 Park Circle
Great Neck, NY 10154

Mr. Fred Hassan
Schering-Plough Corporation (SGP)
2000 Galloping Hill Road
Kenilworth, NJ 07033

Rule 14a-8 Proposal

Dear Mr. Hassan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Charles Miller (signature) — 10-30-07

Charles Miller — Date

cc: Susan Wolf <susan.wolf@spcorp.com>
Corporate Secretary
PH: 908 298-4000
PH: 908 298-7354
Fax: 908 298-7653
FX: 908-298-7303
FX: 908 298-7082

[SGP: Rule 14a-8 Proposal, November 29, 2007]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at General Motors (GM) in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

This is particularly important because of our CEO's high pay level of $29 million despite underperformance versus industry peers, plus excessive amounts of perks, which had little connection to Schering-Plough performance.

Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Charles Miller, 23 Park Circle, Great Neck, NY 11024 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit 2

Opinion of
McCarter & English, LLP

McCARTER ENGLISH
ATTORNEYS AT LAW

March 5, 2008

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: Cumulative Voting Proposal Submitted By Charles Miller

Ladies and Gentlemen:

McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102
T. 973-622-4444
F. 973-624-7070
www.mccarter.com

We have acted as special New Jersey counsel to Schering-Plough Corporation, a New Jersey corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Charles Miller, with John Chevedden acting as his proxy (together, the "Proponent"), which the Proponent intends to present at the Company's 2008 annual meeting of shareholders. In this connection, you have requested our opinion as to certain matters under the New Jersey Business Corporation Act, N.J.S.A. 14A:1-1 et. seq. (the "Business Corporation Act", or "NJBCA").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company, as amended through September 17, 2007 (the "Certificate of Incorporation"); (ii) the By-Laws of the Company, as amended through June 26, 2007 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

The Proposal

The Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others."

Discussion

You have asked for our opinion as to whether the Proposal, if implemented by the Company's board of directors (the "Board"), would be valid under the Business Corporation Act. In our opinion the Proposal, if implemented by the Board, would not

BOSTON
HARTFORD
NEW YORK
NEWARK
PHILADELPHIA
STAMFORD
WILMINGTON

be valid under the Business Corporation Act, because the board of directors of a New Jersey corporation may not adopt cumulative voting in the absence of an authorizing provision in the corporation's certificate of incorporation. The Certificate of Incorporation does not contain such an authorizing provision, and New Jersey law does not empower the Board to unilaterally amend the Certificate of Incorporation to include one. Accordingly, any effort by the Board to implement cumulative voting unilaterally would be invalid under New Jersey law.

Cumulative Voting under the NJBCA

Section 14A:5-24(2) of the Business Corporation Act provides as follows:

> At each election of directors every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote, or, **if the certificate of incorporation so provides,** to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the aggregate number of his votes shall equal, or by distributing such votes on the same principle among any number of such candidates. (Emphasis supplied.)

Therefore, Section 5-24(2) of the Business Corporation Act provides that a New Jersey corporation may provide its stockholders with cumulative voting rights in the election of directors, but only if cumulative voting is provided for in the certificate of incorporation. The Certificate of Incorporation does not provide for cumulative voting.

The adoption of an amendment to the Certificate of Incorporation which provides for cumulative voting in the election of directors is the only means by which the Company may adopt cumulative voting. Any amendment adopted by the Board to the Company's bylaws or any other governing document would be ineffective to implement cumulative voting. See In re Brophy, 13 N.J. Misc. 462, 179 A 507 (Sup. Ct. 1935) (Under identically worded predecessor corporate statute, Court determined that a corporate bylaw authorizing cumulative voting in the election of directors was invalid because the certificate of incorporation did not authorize cumulative voting.)

Procedure to Amend the Certificate of Incorporation

As stated above, the Certificate of Incorporation does not presently provide for cumulative voting. Accordingly, under Section 14A:5-24(2) of the Business Corporation Act, implementation of the Proposal would require an amendment to the Certificate of Incorporation. Any such amendment could only be adopted pursuant to Section 14A:9-2 of the Business Corporation Act, which requires that any such amendment be adopted in the following manner:

"(a) The board shall approve the proposed amendment and direct that it be submitted to a vote at a meeting of the shareholders;

(b) Written notice setting forth the proposed amendment or a summary of the changes to be effected thereby shall be given to each shareholder of record entitled to vote thereon within the time and in the manner provided in this act for the giving of notice of meetings of shareholders;

(c) At such meeting a vote of shareholders entitled to vote thereon shall be taken on the proposed amendment. The proposed amendment shall be adopted upon receiving the affirmative vote of a majority of the votes cast by the holders of share entitled to vote thereon.....

....

(f) Upon adoption, a certificate of amendment shall be filed in the office of the Secretary of State as provided in section 14A:9-4."

In contrast to the procedure outlined by the Business Corporation Act for the adoption of an amendment to the Certificate of Incorporation to establish cumulative voting, <u>the Proposal would require that the Board act unilaterally to institute cumulative voting</u>. Because the Board lacks the authority to adopt the amendment to the Certificate of Incorporation which would be necessary to institute cumulative voting, implementation of the Proposal would require the Board to exceed its authority under New Jersey law, and therefore the Proposal, if implemented by the Board, would be invalid under the Business Corporation Act.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented by the Board, would be invalid under the New Jersey Business Corporation Act.

We are admitted to practice law in the state of New Jersey. The foregoing opinion is limited to New Jersey law. We have not considered and we express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

McCarter & English, LLP

McCarter & English, LLP

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Charles Miller

Ladies and Gentlemen:

This responds to the company March 5, 2008 no action request.

It is respectfully requested that the Staff allow an opportunity for rebuttal before it responds to this no action request. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Charles Miller

Susan Wolf <susan.wolf@spcorp.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2008 p.m.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Charles Miller

Ladies and Gentlemen:

The belated company March 5, 2008 no action request is hasty and incomplete in not addressing the complete text of the proposal.

The text of the proposal states: "Please encourage our board to respond positively to this proposal …" The company argument fails to address this specific text of the proposal. This text clearly does not ask the board to act on its own. This text is also consistent with "action by the company's board of directors <u>and</u> the company's shareholders."

The company argument is also vague by failing to even claim that any proposal text whatsoever disallows board and shareholder action.

For these reasons, the earlier March 7, 2008 reasons and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Charles Miller

Susan Wolf <susan.wolf@spcorp.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 9, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Charles Miller

Ladies and Gentlemen:

In The Home Depot (April 4, 2000) the words "take the steps necessary to" was permitted by the Staff to be added to a proposal which included the word "recommendation" in the first sentence of the resolved statement. This is to respectfully request that this proposal similarly be allowed to add the words "take the steps necessary to" in this proposal.

This is the text of The Home Depot proposal in 2000 (bold added):

> ADOPT SIMPLE-MAJORITY VOTE
> Reinstate simple majority vote on all issues subject to shareholder vote (a **recommendation**). Delete Home Depot (HD) requirements for greater than a majority shareholder vote. Also, require that any future super-majority proposal be put to shareholder vote—as a separate resolution.

This is directly from the April 4, 2000 Staff Reply Letter in The Home Depot (bold added):

> There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the entire portion of the proposal under the caption "Resolved" were recast as a recommendation or request that the board of directors **take the steps necessary to** implement the proposal.

The Home Depot January 26, 2000 letter specified a bilateral procedure at The Home Depot (bold added):

> (1) Article EIGHTH of the Charter requires the affirmative vote of a super-majority of the Company's shares to adopt or authorize certain business combinations, a proposed dissolution of the Company or certain amendments to the Charter. The Proposal, if adopted, would in effect provide for the immediate repeal of Article EIGHTH and the reinstatement

of simple majority vote. This directly conflicts with DGCL Section 242(b)(1), which specifies the procedure by which a certificate of incorporation may be amended. **Section 242(b)(1) of the DGCL requires the board of directors to first "adopt a resolution setting forth the amendment proposed...." Following this action, the board of directors is to "direct[] that the amendment proposed be considered at the next annual meeting of the stockholders." Finally, at the stockholders' meeting, the stockholders entitled to vote cast votes *for and against the proposed amendment.***

For these reasons, the reasons in the two March 7, 2008 letters and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company.. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

For these reasons, the reasons in the two March 7, 2008 letters and additional reasons to be forwarded, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Charles Miller

Susan Wolf <susan.wolf@spcorp.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Charles Miller

Ladies and Gentlemen:

This is in regard to the untimely company March 5, 2008 no action request (not acknowledged by the company as untimely) for a rule 14a-8 proposal that was required to be submitted to the company no later than December 22, 2007 according to the company 2007 definitive proxy (bold added):

> If any shareholder intends to present a proposal for inclusion in Schering-Plough's proxy materials for the 2008 Annual Meeting of Shareholders, such proposal must be received by Schering-Plough **not later than** the close of business at 5:00 p.m. (Eastern time) on **December 22, 2007** for inclusion, pursuant to Rule 14a-8 under the Exchange Act, in Schering-Plough's proxy statement for such meeting.

The company has no good reason to file an untimely no action request.

For instance, the company cited AT&T, Inc. (February 19, 2008). The AT&T, Inc. no action request in turn cited Burlington Resources Inc.□(February 7, 2003) as an example of the same issue here:

> The Staff has repeatedly employed Rule 14a-8(i)(2) as a basis for exclusion of a proposal, as invalid under Delaware law, calling for unilateral board action to amend a certificate of incorporation.

Yet Schering-Plough Corporation fails to give a reason why it should be excused from a purported ignorance of and/or sitting on Burlington Resources Inc.□(February 7, 2003) until March 5, 2008.

For these reasons, the reasons in the two March 7, 2008 letters, the March 9, 2008 letter and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Charles Miller

cc:
Charles Miller

Susan Wolf <susan.wolf@spcorp.com>

HOGAN &
HARTSON

RECEIVED
2008 MAR 11 PM 3:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

March 11, 2008

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Schering-Plough Corporation – Shareholder Proposal Submitted by Charles Miller

Ladies and Gentlemen:

We are writing to supplement our letter of March 5, 2008, requesting the staff's concurrence that the shareholder proposal referenced above (the "Proposal"), submitted by John Chevedden as proxy for Charles Miller (together, the "Proponent"), may be excluded from Schering-Plough's proxy materials for its 2008 annual meeting of stockholders. The Proposal requests that Schering-Plough's Board adopt cumulative voting in director elections.

Request for Waiver

Rule 14a-8(j) provides that, when a registrant intends to exclude a shareholder proposal from its proxy materials, the registrant must provide to the staff, no later than 80 days prior to the date on which the registrant plans to file its definitive proxy materials with the Commission, a written statement of its reasons for excluding the proposal. The rule also provides that the staff will consider a late submission if the registrant demonstrates good cause for missing the deadline.

We submitted our letter fewer than 80 days prior to the date on which Schering-Plough plans to file its definitive proxy materials, and therefore we request that the staff waive the 80-day deadline and consider our request for the staff's concurrence that the Proposal is excludable under Rules 14a-8(i)(2) and (i)(6). We believe that good cause for the delay in submitting our initial request is demonstrated by the fact that (i) certain staff no-action letters issued last year in connection with similar proposals suggested that the staff would not agree that the Proposal is excludable under Rules 14a-8(i)(2) and (i)(6), (ii) letters issued by the staff recently indicate that the staff is of the view that the Proposal is, in appropriate cases, in fact excludable under Rules 14a-8(i)(2) and (i)(6) (see *Time Warner Inc.* (February 26, 2008), *PG&E Corp.* (February 25, 2008), *Boeing Co.* (February 20, 2008) and *AT&T Inc.* (February 19, 2008)), (iii) because the staff has recently considered the Proposal and its excludability under Rules 14a-8(i)(2) and (i)(6), the time required for the staff to consider our request should be minimal, (iv) it is clear, as explained in our initial letter, that Schering-Plough's board of directors could not implement the Proposal without violating New Jersey law, and (v) in connection with the letters cited above, the Proponent has had the opportunity to review and respond to the arguments for exclusion made in our initial letter and therefore has not been prejudiced by the timing of our submission of that letter.

Proponent's Proposed Revision of the Proposal

Following receipt of our letter of March 5, 2008, the Proponent sent to the staff letters dated March 6 and March 9, 2008, seeking to revise the Proposal to request that the board of directors "take the steps necessary" to adopt cumulative voting. Schering-Plough objects to the requested revision.

The staff stated in *Staff Legal Bulletin No. 14* (July 13, 2001) that a proponent may revise a proposal to avoid its exclusion if the revisions "are minor in nature and do not alter the substance of the proposal." The Proponent's proposed revision fails to meet this standard. The Proposal, as originally submitted, requests that "[s]hareolders recommend that our Board adopt cumulative voting." As discussed in our initial letter, the Proposal calls upon Schering-Plough's board of directors to take unilateral action to adopt cumulative voting. Because, under New Jersey law, adoption of cumulative voting would require action by both the board of directors and Schering-Plough's stockholders, implementation of the Proposal through board action alone would violate state law and is beyond the company's power to implement. Recognizing, based on the staff letters cited above, that the Proposal is excludable under Rules 14a-8(i)(2) and (i)(6), the Proponent now seeks to revise the Proposal to ask the board of directors to "take the steps necessary to" implement cumulative voting. The Proponent's last minute revision would substantively change the Proposal and is a patent effort by the Proponent to get two bites at the apple. For these reasons, Schering-Plough requests the staff not allow the Proponent to revise the Proposal at this late date.

If you have any questions or require additional information, please do not hesitate to contact me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: John Chevedden
Grace K. Lee
Schering-Plough Corporation
Susan Ellen Wolf
Schering-Plough Corporation

Enclosure

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Charles Miller

Ladies and Gentlemen:

The March 11, 2008 company letter is late in admitting that its March 5, 2008 no action request is late.

The untimely company March 5, 2008 no action request is for a rule 14a-8 proposal that was required to be submitted to the company no later than December 22, 2007 according to the company 2007 definitive proxy (bold added):

> If any shareholder intends to present a proposal for inclusion in Schering-Plough's proxy materials for the 2008 Annual Meeting of Shareholders, such proposal must be received by Schering-Plough **not later than** the close of business at 5:00 p.m. (Eastern time) on **December 22, 2007** for inclusion, pursuant to Rule 14a-8 under the Exchange Act, in Schering-Plough's proxy statement for such meeting.

The March 11, 2008 company letter does not address the fact that the company has no good reason to file an untimely no action request.

For instance, the company cited AT&T, Inc. (February 19, 2008). The AT&T, Inc. no action request in turn cited Burlington Resources Inc.□(February 7, 2003) as an example of the same issue here:

> The Staff has repeatedly employed Rule 14a-8(i)(2) as a basis for exclusion of a proposal, as invalid under Delaware law, calling for unilateral board action to amend a certificate of incorporation.

Yet Schering-Plough Corporation still fails to give a reason why it should be excused from a purported ignorance of and/or sitting on Burlington Resources Inc.□(February 7, 2003) which has been public knowledge for 5-years. The company does not attempt to excuse itself by claiming that there was any overturning case since Burlington Resources Inc.□that made it hesitate in filing a timely no action request.

The March 11, 2008 company letter still does not address the complete text of the proposal. The text of the proposal states: "Please encourage our board to respond positively to this proposal …" This text clearly does not ask the board to act on its own. This text is also consistent with "action by the company's board of directors and the company's shareholders."

The company argument is also vague by failing to even claim that any proposal text whatsoever disallows board and shareholder action.

The company claims that it as a company should be excused for being late but there should be no tolerance for any curable issue in a shareholder proposal.

For these reasons, the reasons in the two March 7, 2008 letters, the March 9, 2008 letter, the March 10, 2008 letter and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Charles Miller

cc:
Charles Miller

Susan Wolf <susan.wolf@spcorp.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 21, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Charles Miller

Ladies and Gentlemen:

This is in further response to the March 11, 2008 company supplement which was late in admitting that the company March 5, 2008 no action request was late.

The untimely company March 5, 2008 no action request is for a rule 14a-8 proposal that was required to be submitted to the company no later than December 22, 2007 according to the company 2007 definitive proxy (bold added):

> If any shareholder intends to present a proposal for inclusion in Schering-Plough's proxy materials for the 2008 Annual Meeting of Shareholders, such proposal must be received by Schering-Plough **not later than** the close of business at 5:00 p.m. (Eastern time) on **December 22, 2007** for inclusion, pursuant to Rule 14a-8 under the Exchange Act, in Schering-Plough's proxy statement for such meeting.

The March 11, 2008 company letter tries to justify its last-minute no action request by vaguely claiming that some recent Staff no-action letters lead to an opposite conclusion on this proposal topic. By not specifying the particular recent Staff Reply letters that would lead to an opposite conclusion, the company prejudices the shareholder party's response which must be already hurried due to the company's un-timely no action request.

By withholding this information the company also fails to support a purported company justification for its untimely no action request.

For instance, the company cited AT&T, Inc. (February 19, 2008). The AT&T, Inc. no action request in turn cited Burlington Resources Inc.□(February 7, 2003) as an example of the same issue here:

> The Staff has repeatedly employed Rule 14a-8(i)(2) as a basis for exclusion of a proposal, as invalid under Delaware law, calling for unilateral board action to amend a certificate of incorporation.

The following is the Resolved text of the rule 14a-8 proposal in Burlington Resources Inc.□(February 7, 2003):

[APPENDIX 2]

A PROPOSAL TO REINSTATE SHAREHOLDER RIGHT TO ACT BY WRITTEN CONSENT AND TO CALL SPECIAL MEETINGS

BE IT RESOLVED, that the shareholders of Burlington Resources, Inc. request that the Board of Directors amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings.

STATEMENT IN SUPPORT ...

The company fails to specifically cite the purported precedents that "suggested that the staff would not agree that the proposal is excludable under Rules 14a-8(i)(2) and (i)(6) ..." prior to February 19, 2008 and the company thus prejudices the shareholder party's rebuttal of its untimely no action request.

The company does not attempt to excuse its untimely no action request by naming any specific case to purported reverse Burlington Resources Inc.□and that made it hesitate in filing a no action request on a timely basis.

The March 11, 2008 company letter still does not address the complete text of the proposal. The text of the proposal states: "Please encourage our board to respond positively to this proposal ..." This text clearly does not ask the board to act on its own. This text is also consistent with "action by the company's board of directors <u>and</u> the company's shareholders."

The company argument is also vague by failing to even claim that any proposal text whatsoever disallows board and shareholder action.

The company claims that it as a company should be excused for being late but there should be no tolerance for a curable issue in a shareholder proposal.

For these reasons, the reasons in the letters of March 7, 2008 (2), March 9, 2008, March 10, 2008, March 11, 2008 and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Charles Miller

cc:

Charles Miller

Susan Wolf <susan.wolf@spcorp.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Charles Miller

Ladies and Gentlemen:

The company Rule 14a-8(i)(2) argument appears vague, incomplete and/or misdirected. The company explicitly claims that the "proposal requests that the Company's board of directors 'adopt cumulative voting.' " Significantly the company does not claim that this proposal requests that the *company* adopt cumulative voting.

However the complete company argument seems focused on an unfounded assumption in the company position that the proposal explicitly requests that the *company* adopt cumulative voting. And with this unfounded company assumption, the company of course failed to claim that it is impossible for the board to approve cumulative voting according to state law.

It seems that at this late date the company has yet to support a claim critical to its position – that the board would presumably be powerless to approve cumulative voting.

Additional information will be provided on this new issue.

For these reasons, the reasons in the letters of March 7, 2008 (2), March 9, 2008, March 10, 2008, March 11, 2008, March 21, 2008 and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Charles Miller

cc:
Charles Miller

Susan Wolf <susan.wolf@spcorp.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 24, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Charles Miller

Ladies and Gentlemen:

In regard to "Additional information will be provided on this new issue" in the March 23, 2008 letter text below, it is respectfully requested that additional information be allowed to be presented before the Staff Reply Letter is issued:

The company Rule 14a-8(i)(2) argument appears vague, incomplete and/or misdirected. The company explicitly claims that the "proposal requests that the Company's board of directors 'adopt cumulative voting.'" Significantly the company does not claim that this proposal requests that the *company* adopt cumulative voting.

However the complete company argument seems focused on an unfounded assumption in the company position that the proposal explicitly requests that the *company* adopt cumulative voting. And with this unfounded company assumption, the company of course failed to claim that it is impossible for the board to approve cumulative voting according to state law.

It seems that at this late date the company has yet to support a claim critical to its position – that the board would presumably be powerless to approve cumulative voting.

Additional information will be provided on this new issue.

For these reasons, the reasons in the letters of March 7, 2008 (2), March 9, 2008, March 10, 2008, March 11, 2008, March 21, 2008 and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Charles Miller

cc:
Charles Miller

Susan Wolf <susan.wolf@spcorp.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 24, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Charles Miller

Ladies and Gentlemen:

The following is an example of another company acting on a rule 14a-8 proposal to the same degree as Schering-Plough's interpretation of the text of the cumulative voting proposal and receiving Staff concurrence.

Schering-Plough explicitly claims that the "proposal requests that the Company's board of directors 'adopt cumulative voting.' " Significantly the company does not claim that this proposal requests that the *company* adopt cumulative voting.

Allegheny Energy in Allegheny Energy, Inc. (February 15, 2008)□responded to a rule 14a-8 proposal which also did not include text that the board "take the steps necessary to." The Allegheny Energy Board acted to amend its bylaws according to this summary:

> Form 8-K for ALLEGHENY ENERGY, INC
>
> 12-Dec-2007
>
> Amendments to Articles of Inc. or Bylaws; Change in Fiscal Year, Financial
>
> Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
> On December 6, 2007, the Board of Directors (the "Board") of Allegheny Energy, Inc. (the "Company") adopted Amended and Restated Bylaws (the "Amended and Restated Bylaws") that reflect the changes to the Company's bylaws described below.
>
> ...
>
> Stockholder Action by Written Consent. The Amended and Restated Bylaws include a new Article II, Section 14, which provides that, unless otherwise provided in the Company's charter, any action required or permitted to be taken at a meeting of the Stockholders may be taken without a meeting by unanimous

written consent of the Stockholders. Additionally, unless otherwise provided by the Company's charter, the holders of any class or series of stock, other than the Company's common stock entitled to vote generally in an election of directors, may take action or consent to any action by the written consent of the holders thereof entitled to cast not less than the minimum number of votes necessary to take such action at a meeting of the Stockholders, if the Company provides notice of such action to each Stockholder not later than 10 days after the effective time of such action.

Then Allegheny Energy pointed out in its no action request that Section 2-505(a) of the Maryland General Corporation Law required that shareholder action by written consent also needed shareholder approval and the Board would not take the steps necessary to obtain shareholder approval. Allegheny Energy then received Staff concurrence with, "There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10)" with emphasis added as follows:

February 15, 2008

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Allegheny Energy, Inc. Incoming letter dated December 21, 2007

The proposal asks the board to amend the bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allegheny Energy relies.

Sincerely,

/s/

Peggy Kim

Attorney-Adviser

Thus Allegheny Energy was determined able to adopt a shareholder proposal without text that the board "take the steps necessary to" and the Schering-Plough board has the power to adopt this cumulative proposal in a similar manner that would be consistent with state law.

For these reasons, the reasons in the letters of March 7, 2008 (2), March 9, 2008, March 10, 2008, March 11, 2008, March 21, 2008. March 23, 2008 and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Charles Miller

cc:
Charles Miller

Susan Wolf <susan.wolf@spcorp.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 27, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Schering-Plough Corporation
Incoming letter dated March 5, 2008

The proposal recommends that the board adopt cumulative voting.

There appears to be some basis for your view that Schering-Plough may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause Schering-Plough to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Schering-Plough omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We note that Schering-Plough did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END